

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2013

<u>Via U.S. Mail</u>
Ms. Lisa Grossman
President
Your Internet Defender Inc.
20 East Sunrise Highway, Suite 202
Valley Stream, NY 11581

      Re: Your Internet Defender, Inc.
             Item 4.01 Form 8-K
             Filed August 20, 2013
             File No. 333-176581

Dear Ms. Grossman:

We issued comments to you on the above captioned filing on August 23, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by **November 12, 2013**.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Sondra Snyder, Staff Accountant at (202) 551-3332, or me at (202) 551-3737 if you have any questions.

                          Sincerely,

                          /s/ Jim Allegretto for

                          Jennifer Thompson
                          Accounting Branch Chief